Nikolai Utochkin
Vice President
US Listing Qualifications

November 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 9, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Windward Bio Group AG (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares, CHF 0.015 par value per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Nikolai Utochkin